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BOSS TECH


emPOWERing entrepreneurs
Exclusive Early Invite!

The Link: https://wefunder.com/bosstech

Happy Friday!

BOSS.Tech is on WeFunder, the premier crowdfunding platform for startups!

It's been a while and we've all been through some crazy times so, we hope you're well!

Our Team has been working on something incredibly unique and we hope you'll consider joining us on our next adventure: BOSS Tech.

BOSS Tech is on a mission to empower entrepreneurs to achieve data-driven success by connecting diverse and distinct business software solutions on a single, automated Business Operating Smart Solution or (BOSS).

We've opened an early crowdfunding opportunity for friends and family. This gives people like you the opportunity to invest in start ups, like us.

And if it's not the right time for you to consider investment, don't worry! I'll be sharing more ways that you can join the journey in the coming days!

Join the Journey! Like a BOSS!

https://wefunder.com/bosstech



Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
3721 Midvale Avenue, Philadelphia, PA 19129

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BOSS TECH



Crowdfunding Invite - EXTENDED!

The Link: https://wefunder.com/bosstech

Happy Halloween!

You know what's NOT scary?! Investing in successful Founders!

Due to awesome interest in the campaign and a ton of questions, we're ***extending the Friends & Family round*** to 11/7 and increasing the size.

YOU CAN STILL GET THE DISCOUNT!

AND, Here are our TOP FOUR FAQs to date!

1 Is this like Kickstarter or IndieGogo?
Yes! But instead of a product or album, you get a bite of the BOSS.Tech apple (company equity/ownership)!

2 What does BOSS.Tech DO?!
BOSS Tech is a mobile application (an App) for entrepreneurs, their teams, and even their clients, to engage all the apps they use most in a single, synchronized (integrated), space.
Instead of switching between apps, they manage the mayhem in BOSS Tech.
First features include:

- ***Two-way communication with clients en masse via text.***
  - ***Now the preferred method of outreach for all demographics.***
- ***Ticketing for Customer Success and Support w/ text response capabilities.***
- ***Business financial statistics and overall health.***
- ***Payment management and invoicing.***
- ***Calendar synchronization and scheduling.***
- ***QR Code Contact Capabilities.***

3 When does the BOSS.Tech App Launch?
The Demo App is approved by Android and awaiting approval by Apple! We know! We can't wait, too!

4 Do I get SWAG?!
If you've worked with us before, you know we're primarily bootstrappers, optimizing every single dollar, every day. For that reason, we only created two Swag categories: at $2500 The Swag Bag and at $25,000 A Tour of our Costa Rica HQ. We're putting your money TO WORK! Not tchotchkes (but if you want a mug, call me)!

Join the Journey! Like a BOSS!

The Link: https://wefunder.com/bosstech



Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
3721 Midvale Avenue, Philadelphia, PA 19129

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BOSS TECH

BOSS.Tech

220 followers

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BOSS.Tech
220 followers
2w • Edited •

Not every startup is for everyone, but with the #mission to democratize #entrepreneurship, BOSS.Tech comes close. That's why CEO Felicite Moorman and CTO Ryan Buchert have opened a campaign on Wefunder, to create more opportunities for more people.

Want to talk? DM Felicite.

https://lnkd.in/gJFxHh54

#SaaS #Startup #BOSSTech #Fundraising #Crowdfunding

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


BOSS
TECH

Invest in BOSS Tech: Business Operating Smart Solution of evolving, integrated, best-in-class SaaS.

wefunder.com • 3 min read

Felicite Moorman and 10 others 5 reposts

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BOSS TECH

BOSS.Tech

220 followers

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BOSS.Tech
220 followers
2d • Edited •

We've collected and published (link below) all of the questions and feedback from Friends and Family for this round which ends at midnight! Then the round opens to the public!

Thank you to everyone who reached out to Felicite and Ryan! We're honored you've #joinedthejourney. #LikeABoss

#saas #startup #saasstartup

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


BOSS
TECH

FAQs Part I

wefunder.com • 8 min read

1 1 repost

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Congratulations... Love this... I think this is... Well done...

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BOSS TECH

BOSS.Tech

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BOSS TECH **BOSS.Tech**
220 followers
1w •

Founders Felicite Moorman and Ryan Buchert extending the #crowdfunding campaign!

Thank you for all the #excitement and #support!

Felicite Moorman (She/Her) • 1st
1w • Edited •

#Bootstrapping is a grind. And it's still the way over 99% of #entrepreneurs create their businesses and in my humble opinion, it's the philosophical mindset required until scale -and that's a lot further down the path than most people think.

That said, I am excited and surprised to find that, by opening a conservative #friendsandfamily round for BOSS.Tech on Wefunder I am #inspired, buoyed, supported, and cheered by #pioneers and #mentors who influenced who I am today and all of my successes.

I have tried to reach out directly if you are one of those people, but I'm getting some bounce backs. So if you are interested in ground floor opportunity and want to #jointhejourney please reach out!

I can't thank you enough. And I'm not naming names, but dang y'all! You're digging deep and I feel the love!

Friends and family extended until Monday 11/7.

#SaaS #startup #saasstartup #crowdfunding #LikeABoss

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


BOSS
TECH

Invest in BOSS Tech: Business Operating Smart Solution of evolving, integrated, best-in-class SaaS.

wefunder.com • 3 min read

Avi Rosenthal and 3 others

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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.